Exhibit 12.1

ONE Gas, Inc
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

(Unaudited)	2015		2014		2013		2012		2011

Fixed charges, as defined:
Interest on long-term debt	$47,170		$48,380		$62,635		$62,088		$55,848
Interest on lease agreements	1,673		1,661		1,602		1,601		1,529
Total fixed charges	48,843		50,041		64,237		63,689		57,377
Earnings before income taxes	192,009		178,128		161,467		156,360		142,762
Earnings available for fixed charges	$240,852		$228,169		$225,704		$220,049		$200,139
Ratio of earnings to fixed charges	4.93	x	4.56	x	3.51	x	3.46	x	3.49	x